September 3, 2008

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 55 to the registration statement for Claymore Exchange-Traded Fund Trust (the "Trust") filed on Form N-1A on June 2, 2008 ("Amendment No. 55"), concerning the following new series of the Trust: Claymore/Raymond James SB-1 Equity ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 62 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         COMMENT  1. PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         IN THE FIRST PARAGRAPH, PLEASE CLARIFY WHETHER THE FUND CAN BE CHARACTERIZED AS "LOW COST" IN LIGHT OF THE FREQUENCY OF CREATIONS AND REDEMPTIONS AND THE CONSTITUTION OF THE INDEX TWICE A MONTH.

                  Response 1. The references to the Fund being a "low-cost" option have been deleted.

         COMMENT 2. PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         PLEASE FIX THE TYPOGRAPHICAL ERROR IN THE FIRST PARAGRAPH TO CLARIFY THAT THE INDEX WILL TYPICALLY "CONSIST" OF BETWEEN 100 AND 200 SECURITIES.

                  Response 2. The disclosure has been revised accordingly.

         COMMENT 3. (A) PLEASE NOTE THAT, AS SET FORTH IN SEC RELEASE NO. IC-24828 (JANUARY 18, 2001), THE 80% INVESTMENT REQUIREMENT SET FORTH IN RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, "IS NOT INTENDED TO CREATE A SAFE HARBOR FOR INVESTMENT COMPANY NAMES. A NAME MAY BE MATERIALLY DECEPTIVE AND MISLEADING EVEN IF THE INVESTMENT COMPANY MEETS THE 80% REQUIREMENT. INDEX FUNDS, FOR EXAMPLE, GENERALLY WOULD BE EXPECTED TO INVEST MORE THAN 80% OF THEIR ASSETS IN INVESTMENTS CONNOTED BY THE APPLICABLE INDEX."

                    (B) IN ADDITION, PLEASE NOTE THAT THE FUND'S POLICY TO INVEST 80% OF ITS TOTAL ASSETS IN COMPONENT SECURITIES OF THE INDEX IS SET FORTH IN BOTH THE PRIMARY INVESTMENT STRATEGIES SECTION (PAGE 2) AND THE SECONDARY INVESTMENT STRATEGIES SECTION (PAGE 10). PLEASE CLARIFY WHETHER THIS STRATEGY IS A PRIMARY OR SECONDARY ONE.

                  Response 3. (a) We acknowledge the comment.

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CHRISTIAN SANDOE, ESQ.
SEPTEMBER 3, 2008
PAGE 2

                    (b) The 80% policy is a primary investment strategy. It is reiterated in the "Secondary Investment Strategies" section as an introduction and contrast to the other investments that may be made by the Fund pursuant to its secondary investment policies.

         COMMENT 4. PRIMARY INVESTMENT RISKS (PAGE 6)

         IN THE PORTFOLIO TURNOVER RISK FACTOR, PLEASE ADD SIMILAR DISCLOSURE AS WAS ADDED TO THE FUND'S PROXY STATEMENT AND PROSPECTUS PREVIOUSLY FILED WITH THE SEC ON FORM N-14 REGARDING THE HISTORICAL TURNOVER OF THE FUND'S PREDECESSOR CLOSED-END FUND, CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND ("RYJ").

                  Response 4. The historical rate of turnover for RYJ has been added.

         COMMENT 5. PRIMARY INVESTMENT RISKS (PAGE 7)

         IN THE NON-DIVERSIFIED FUND RISK FACTOR, PLEASE CLARIFY WHETHER IT IS ACCURATE TO REFER TO THE FUND AS NON-DIVERSIFIED IF ITS PORTFOLIO WILL TYPICALLY BE COMPRISED OF 100-200 SECURITIES.

                  Response 5. While the Index currently will consist of 100-200 securities, it is possible that the Index will consist of a sufficiently low number of securities as to enable the Fund to operate in non-diversified mode. Disclosure has been added to clarify that the number of securities in the Index may vary.

         COMMENT 6. FUND PERFORMANCE (PAGE 7)

         PLEASE PROVIDE PERFORMANCE INFORMATION OF RYJ, AS THE PREDECESSOR OF THE FUND PRIOR TO ITS REORGANIZATION, ONCE THE REORGANIZATION HAS OCCURRED.

                  Response 6. Performance information of RYJ will be added to the Fund's final prospectus.

         COMMENT 7. ANNUAL FUND OPERATING EXPENSES (PAGE 7)

         PLEASE REMOVE THE WORD "OR" IN THE SECOND ENTRY OF THE TABLE, "DISTRIBUTION AND/OR SERVICE (12B-1) FEES," SO AS TO CONFORM TO THE SUBSEQUENT DISCLOSURE IN THE PROSPECTUS CONCERNING THE FUND'S 12B-1 PLAN.

                  Response 7. The disclosure has been revised accordingly.

         COMMENT 8. PRICING FUND SHARES (PAGE 13)

         THE THIRD PARAGRAPH REFERS TO THE POSSIBILITY OF THE FUND'S PORTFOLIO BEING VALUED BY FAIR VALUATION AS THE RESULT OF MARKET QUOTATIONS BEING UNRELIABLE OR NOT READILY AVAILABLE WITH RESPECT TO A PORTION OF THE FUND'S PORTFOLIO. PLEASE CLARIFY THAT IN SUCH EVENT, THE REMAINING SECURITIES IN THE PORTFOLIO FOR WHICH MARKET QUOTATIONS REMAIN AVAILABLE WILL BE VALUED ACCORDING TO THE STANDARD VALUATION PROCEDURES OF THE FUND.

                  Response 8. The disclosure in question refers to the possibility of a significant event being of sufficient magnitude to render market quotations unreliable with respect to some or all of the Fund's portfolio. In such event, the Fund may use fair valuation even with respect to portions of its portfolio for which market quotations do exist.

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CHRISTIAN SANDOE, ESQ.
SEPTEMBER 3, 2008
PAGE 3


         COMMENT 9. FINANCIAL HIGHLIGHTS (PAGE 19)

         PLEASE PROVIDE THE FINANCIAL HIGHLIGHTS OF RYJ, AS THE PREDECESSOR OF THE FUND PRIOR TO ITS REORGANIZATION, ONCE THE REORGANIZATION HAS OCCURRED.

                  Response 9. Financial highlights of RYJ will be added to the Fund's final prospectus.

STATEMENT OF ADDITIONAL INFORMATION:

         COMMENT 10. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 3)

         PLEASE CLARIFY THAT THE FUND WILL INVEST MORE OR LESS THAN 25% OF ITS ASSETS IN THE SECURITIES OF ANY ONE INDUSTRY OR GROUP OF INDUSTRIES TO THE EXTENT ITS UNDERLYING INDEX EXCEEDS OR FALLS SHORT OF SUCH THRESHHOLD.

                  Response 10. We hereby represent that pursuant to the current disclosure regarding such limitation, the Fund will invest more than 25% of its assets in the securities of any one industry or group of industries if the Index exceeds such threshhold, and will invest less than that amount if the Index falls short of such threshhold.

         COMMENT 11. MANAGEMENT - TRUSTEES AND OFFICERS (PAGE 12)

         PLEASE CLARIFY WHETHER NICHOLAS DALMASO IS AN INTERESTED TRUSTEE.

                  Response 11. Nicholas Dalmaso is an interested Trustee. The heading has been revised accordingly.

         COMMENT 12. MANAGEMENT - SECURITIES OWNERSHIP OF THE PORTFOLIO MANAGER (PAGE 15)

         PLEASE REVISE THE FIRST SENTENCE TO DELETE THE REFERENCE TO THE FUND HAS BEEN RECENTLY REORGANIZED. PLEASE ALSO CLARIFY WHETHER THE PORTFOLIO MANAGER OWNS SHARES OF THE FUND OR RYJ AS OF THE DATE OF THE PROSPECTUS.

                  Response 12. The disclosure has been revised accordingly.

         COMMENT 13. FINANCIAL STATEMENTS (PAGE 34)

         PLEASE PROVIDE THE FINANCIAL STATEMENTS OF RYJ, AS THE PREDECESSOR OF THE FUND PRIOR TO ITS REORGANIZATION, ONCE THE REORGANIZATION HAS OCCURRED.

                  Response 13. Financial statements of RYJ will be added to the Fund's final statement of additional information.



         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

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CHRISTIAN SANDOE, ESQ.
SEPTEMBER 3, 2008
PAGE 4


                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                   Sincerely,


                                   /s/ Jeremy Senderowicz